Exhibit 21.1

Subsidiaries of Mesoblast Limited

Legal Entity	Jurisdiction of Organization
Mesoblast Australia Pty Ltd	Australia
Mesoblast Employee Share Trust	Australia
Mesoblast International Sarl	Switzerland
Mesoblast International Sarl Singapore Branch	Singapore
Mesoblast UK Limited	United Kingdom
Mesoblast, Inc.	United States